C&J Energy Services, Inc.
10375 Richmond Ave, Suite 2000
Houston, Texas 77042
September 28, 2011
By Facsimile and EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	C&J Energy Services, Inc. Registration Statement on Form S-1 (as amended) File No. 333-173188
Dear Mr. Schwall:
          On behalf of C&J Energy Services, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on September 30, 2011, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours,

C&J ENERGY SERVICES, INC.

By:	/s/ Theodore R. Moore

Name:	Theodore R. Moore
Title:	Vice President — General Counsel and Corporate Secretary
Signature Page to Acceleration Request